UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


   DI VI SION OF
CORPORATI ON FI NANCE


                                                                       May 13,
2019




  Mark K. Mason
  Chairman of the Board, President and
  Chief Executive Officer
  HomeStreet, Inc.
  601 Union Street, Suite 2000
  Seattle, WA 98101

           Re:     HomeStreet, Inc.
                   PRER14A preliminary proxy statement filing made on Schedule
14A
                   Filed on May 10, 2019 by HomeStreet, Inc.
                   File No. 001-35424

  Dear Mr. Mason,

           We have reviewed the above-captioned filing, and have the following comment. Our comment may ask for additional information so that we may better understand the disclosure.

           Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

  Schedule 14A

  1. The placeholder included for purposes of disclosing the record date continues to be blank.
     Rule 14a-13, by its terms, mandates that the registrant shall conduct the inquiry required by
     Rule 14a-13(a)(1) "at least 20 business days prior to the record date of the meeting of security holders." Please advise us how HomeStreet complied with, or intends to comply with, Rule 14a-13(a)(3).

          We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           You may contact me at (202) 551-3266 with any questions.
 Mark K. Mason
HomeStreet, Inc.
May 13, 2019
Page 2



                                  Sincerely,

                                  /s/ Nicholas P. Panos

                                  Nicholas P. Panos
                                  Senior Special Counsel
                                  Office of Mergers & Acquisitions

cc:    Beth E. Berg, Esq.
       Kai H.E. Liekefett, Esq.